Yingli Green Energy Holding Co., Ltd.

英利绿色能源控股有限公司

3399 North Chaoyang Avenue

Baoding 071051, China

中国保定国家高新区朝阳北大街3399号（071051）

T +86 312 8929700

F +86 312 8929800

yingli@yingli.com

www.yinglisolar.com

September 28, 2016

VIA EDGAR

Amanda Ravitz, Assistant Director

Heather Percival, Senior Attorney

Geoff Kruczek, Senior Attorney

Office of Electronics and Machinery
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Yingli Green Energy Holding Company Limited Form 20-F for the fiscal year ended December 31, 2015 Responses Dated August 17, 2016 and September 7, 2016 File No. 001-33469

Dear Ms. Ravitz, Ms. Percival and Mr. Kruczek:

Reference is made to the letters we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 27, 2016 and August 25, 2016 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”) of Yingli Green Energy Holding Company Limited (the “Company”) and the Company’s responses dated August 17, 2016 and September 7, 2016 (the “Response Letters”) to the Staff’s comments on the Form 20-F and the telephone conversation between the Staff and Mr. Daniel Fertig of Simpson Thacher & Bartlett LLP on September 7, 2016.

The Company hereby advises the Staff that it has considered the Staff's oral comment, and after careful consideration of the Staff’s comments, the Company does not believe the Form 20-F needs to be amended at this time. The Company has duly noted the Staff’s comments and agrees to disclose the substance of the Company’s responses to the Staff’s comments set forth in the Response Letters in future filings, as applicable.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (312) 8929-768.

Sincerely,

/s/ Yiyu Wang
Yiyu Wang
Chief Financial Officer

cc:	Daniel Fertig
Simpson Thacher & Bartlett LLP